UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008
Commission File Number 000-52414

CHINAGROWTH NORTH ACQUISITION CORPORATION

__________________________________________

1818 Canggong Road, Fengxian
Shanghai Chemical Industry Park
Shanghai, China 201417

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:	☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):	n/a

Other Events

     On December 12, 2008, ChinaGrowth North Acquisition Corporation (the “Company”) postponed its Extraordinary General Meeting of Shareholders originally scheduled to be convened on Wednesday, December 17, 2008 at 10:00 a.m., New York time, until Wednesday, January 21, 2009 at 10:00 a.m., New York time. The meeting will take place at its original location, the offices of DLA Piper LLP (US), 1251 Avenue of the Americas, New York, New York.

      The Company has also changed the record date for its Extraordinary General Meeting of Shareholders to consider and vote on its previously-announced proposed acquisition of UIB Group Limited from November 18, 2008 to January 2, 2009.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINAGROWTH NORTH ACQUISITION
CORPORATION

Date: December 12, 2008	By:	/s/ Michael W. Zhang
Michael W. Zhang, Chief Financial Officer